Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

February 13, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Becky Chow
Stephen Krikorian
Charli Wilson
Jeff Kauten

Re:	BSKE Ltd.
Draft Registration Statement on Form F-4
Submitted October 2, 2024
CIK No. 0002034400

Dear Members of Staff:

On behalf of BSKE Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated October 31, 2024 (the “Staff’s Letter”) regarding the Draft Registration Statement on Form F-4 filed on October 2, 2024 (the “Form F-4”). Contemporaneously, we are filing a revised DRS via Edgar (the “Revised Form-4”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Revised Form-4, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

on Form F-4

Questions and Answers for Stockholders of TTNP, page 8

1. Please add a question and answer that addresses TTNP’s reasons for engaging in the business combination.

Response: The Company has revised the disclosure on pages 9 and 10 of the Revised Form-4 in accordance with the Staff’s comment: “Why has TTNP determined to engage in the Business Combination?” and “Why is the TTNP Board proposing this Business Combination?”.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

U.S. Securities & Exchange Commission February 13, 2025 Page 2

Quorum and Required Vote for TTNP Stockholder Proposals, page 31

2. In light of Mr. Seow’s ownership of 47.41% of the outstanding shares of TTNP please quantify the percentage of the vote of the public shareholders required to approve the business combination.

Response: Mr. Seow has resigned from as Chairman and CEO of TTNP, as disclosed on pages 116 and 138 of the Revised Form-4. Mr. Seow owned shares constituting 47.4% of KE’s (now, “TalenTec’s) total issued and paid-up shares, which he has sold to Mr. Danny Vincent Dass, and Mr. Seow is selling his ownership in The Sire Group Ltd. (“Sire”), which owns TTNP Series AA Convertible Preferred Stock. Series AA shares are currently convertible into 150,087 shares of TTNP Common Stock, or 14.1%, of the TTNP common shares that would be outstanding, as disclosed on pages 116 and 138, and Sire is expected to convert those preferred shares into TTNP Common Stock before the record date. Accordingly, those shares are included in the number of TTNP public shares that are expected to be outstanding as of the record date. The percentage of the vote of the public shareholders required to approve the business combination is given on pages 13, 31, and 112.

Risk Factors

Dependence on a limited customer base., page 45

3. Please revise to disclose the material terms of the agreements with the two customers that accounted for 24% of the Company Group’s total revenue for the year ended December 31, 2023 including the term and any termination provisions.

Response: The Company has revised the disclosure on page 45 of the Revised Form-4 in accordance with the Staff’s comment.

Risks Relating to PubCo’s Operating as a Public Company, page 72

4. We note your disclosure that PubCo will be deemed to be an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, and it intends to take advantage of some of the exemptions from reporting requirements that are available to emerging growth companies. In this regard, please revise to more clearly state that the PubCo has elected not to opt out of the extended transition period for complying with new or revised accounting standards, and such financial statements may not be comparable to other public companies.

Response: The Company has revised the disclosure on page 72 of the Revised Form-4 in accordance with the Staff’s comment.

U.S. Securities & Exchange Commission February 13, 2025 Page 3

Unaudited pro forma combined financial information

Noted to unaudited pro forma combined financial information, page 84

5. We note that Titan Pharmaceuticals, Inc. (“TTNP”) has a fiscal year end of December 31 and KE Sdn. Bhd. has a fiscal year end of July 31. In this regard, please address the following comments related to your pro forma presentations:

● Please clarify whether the combined company, BSKE Ltd. will adopt July 31 as its fiscal year-end.

Clarification is provided on page 76 of the Revised Form-4 in accordance with the Staff’s comment.

● Please revise Note 4(A) to derived from the unaudited consolidated statement of operations and comprehensive loss of TTNP for the twelve months ended September 30, 2023.

Response: Note 4(A) is revised on page 83 of the Revised Form-4 in accordance with the Staff’s comment.

● Please revise Note 4(B) to derived from the audited consolidated statement of operations and comprehensive loss of KE Sdn for the year ended July 31, 2023.

Response: Note 4(B) is revised on page 83 of the Revised Form-4 in accordance with the Staff’s comment.

6. Please add an accounting policies footnote to disclose whether management will perform a comprehensive review of the two entities’ accounting policies upon consummation of the Merger, and whether management identified any differences that would have a material impact on the unaudited pro forma condensed combined financial information based on its initial analysis.

Response: The Company has added the disclosure, as Note 2, on page 82 of the Revised Form-4 in accordance with the Staff’s comment.

7. Please revise your disclosure to clearly describe how you computed the amounts presented in the TTNP’s pro forma statement of operations for the nine months ended June 30, 2024 and the twelve months ending September 30, 2023. That is, clearly describe the periods used and combined in creating each of the pro forma statement of operation for TTNP for each period presented. Refer Rule 11-02(c)(3) of Regulation S-X.

Response: The Company has revised the disclosure on page 81 of the Revised Form-4 in accordance with the Staff’s comment.

U.S. Securities & Exchange Commission February 13, 2025 Page 4

The Business Combination Proposal

TTNP Board’s Reasons for Approval of the Business Combination, page 100

8. Please revise to include a brief discussion of the negative factors considered by TTNP’s board of directors.

Response: The Company has revised the disclosure on page 99 of the Revised Form-4 in accordance with the Staff’s comment.

Industry Overview, page 127

9. Please describe how artificial intelligence is used in the Company’s HCM software solutions. Please indicate the products incorporating AI in your pipeline and the stage of development of each technology. With respect to artificial intelligence, please indicate if your algorithms are proprietary or open source, and update you risk factors to reflect the relevant risks.

Response: The Company has revised the disclosure on page 126 of the Revised Form-4 in accordance with the Staff’s comment.

Industry Overview

Global HCM Software Market, page 127

10. Please disclose the source of your statements about the growth of the global HCM solutions market and your statements about the market size of Malaysia, Philippines and Indonesia on page 128.

Response: The Company has revised the disclosure on pages 126 and 132 of the Revised Form-4 in accordance with the Staff’s comment.

TTNP Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Liquidity and Capital Resources, page 149

11. Please expand your liquidity and capital resources disclosures for both the Company and TTNP to address each entity’s ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in the short-term and separately in the long-term. Refer to Item 5.B. of Form 20-F.

Response: The Company has revised the disclosure on pages 145 and 153, respectively, of the Revised Form-4 in accordance with the Staff’s comment.

U.S. Securities & Exchange Commission February 13, 2025 Page 5

Non-GAAP Financial Measures, page 154

12. Please confirm that the foreign exchange adjustment to your non-GAAP measure is the amount of the foreign currency translation adjustment, net of tax, that is recognized as an Other Comprehensive Income item. If so, explain why you believe that it is appropriate to make an adjustment for the translation adjustment to a nonGAAP performance measure. We refer you to Question 100.04 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company has removed the Non-GAAP Financial Measures subsection of Management’s Discussion and Analysis.

TTNP Security Ownership of Certain Beneficial Owners and Management, page 174

Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2. of Form 20-F.

Response: The Company has revised the disclosure on page 162 of the Revised Form-4 in accordance with the Staff’s comment.

Certain Relationships and Related Party Transactions, page 176

13. Please identify the name of the director and the law firm to which legal fees were paid for the years ended December 31, 2023 and 2022. Refer to Item 7.B. of Form 20-F.

Response: The Company has revised the disclosure on page 165 of the Revised Form-4 in accordance with the Staff’s comment.

Index to Financial Statements, page F-1

14. Please include audited historical financial statements for BKSE, Ltd (the registrant) in accordance with Rule 3-01(a) of Regulation S-X in your next filing or tell us why you believe such financial statements are not required. We note that BKSE, Ltd does not appear to be a business combination shell company since TTNP appears to be a shell company. Refer to Rule 12b-2 of the Exchange Act and Regulation C, Rule 405. That is, TTNP appears to be a shell company since the business combination will be accounted for as a reverse recapitalization. In addition, see footnote 31 to SEC Release Nos. 33-8587 and 34-52038.

Response: The Company has added the disclosure beginning on page F-39 of the Revised Form-4 in accordance with the Staff’s comment.

U.S. Securities & Exchange Commission February 13, 2025 Page 6

KE SDN. BHD

Summary of significant accounting policies

(d) Foreign currency translation and transaction, page F-54

15. Please revise to disclose in the financial statement footnotes the aggregate transaction gain or loss included in determining net income. Refer to ASC 830-20-45-1 and 50-1.

Response: The Company has revised the disclosure on page F-54 of the Revised Form-4 in accordance with the Staff’s comment.

(j) Leases, page F-48

16. You disclose that the Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group’s incremental borrowing rate. Please revise in future disclosures to clarify whether the rates implicit in your leases are readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to “Rate Implicit in the Lease” defined in ASC 842-20-20.

Response: The Company has revised the disclosure on page F-56 of the Revised Form-F-4 in accordance with the Staff’s comment.

Please call Tahra Wright at (212) 407-4122 or myself at (212) 407-4043 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc:	Tahra Wright
Partner